Exhibit 23.2
Consent of Independent Certified Public Accountants
We have issued our report dated March 16, 2009, with respect to the consolidated balance sheets of Metastorm Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity (deficit) and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2008, included in the Annual Report of Internet Capital Group, Inc. on Form 10-K for the year ended December 31, 2008. We hereby consent to the inclusion of said report in the Registration Statements of Internet Capital Group, Inc. on Form S-8 (file nos 333-34736, 333-76870 and 333-12608) and on Form S-3 (file no. 333-115702).
/s/ Grant Thorton LLP
Baltimore, Maryland
March 16, 2009